UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Given Imaging Ltd.
(Translation of registrant’s name into English)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________

The Issuer is filing material documents not previously filed.

Merger Agreement

On December 8, 2013, Given Imaging Ltd. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Covidien Group S.a.r.l., a company organized under the law of Luxembourg and a wholly-owned indirect subsidiary of Covidien plc, and Rioja Israel (2013) Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as the continuing company in the Merger and becoming a wholly-owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement.  The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the “Companies Law”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each ordinary share, nominal value NIS 0.05, of the Company (a “Company Share”) issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive $30.00 in cash (the “Merger Consideration”), without interest and less applicable taxes to be withheld, (ii) each option to acquire Company Shares outstanding immediately prior to the Effective Time will become fully vested and cancelled in exchange for the right to receive the product of (x) the Merger Consideration less the applicable exercise price and (y) the number of Company Shares underlying such option, and subject to applicable withholding taxes (if any), and (iii) each Restricted Stock Unit of the Company outstanding immediately prior to the Effective Time will be cancelled in exchange for an amount in cash equal to the product of the Merger Consideration and the number of Company Shares subject to such Restricted Stock Unit.

The Board of Directors of the Company (the “Company Board”) has approved the Merger Agreement and the transactions contemplated thereby, including the Merger. Shareholders of the Company will be asked to vote on the approval of the Merger Agreement at a special shareholders’ meeting that will be held on a date to be announced (the “Company Shareholders Meeting”).

The closing of the Merger is subject to the approval of the Merger Agreement by the affirmative vote of holders of at least 75% of the Company Shares voted at the Company Shareholder Meeting, provided that either (x) the 75% (or more) majority includes the affirmative vote of a majority of the Company Shares that are held by non-controlling shareholders (as such term is defined under the Companies Law) who do not have a personal interest (as such term is defined under the Companies Law) in the approval of the Merger Agreement and voted at the Company Shareholder Meeting, or (y) the total number of Company Shares held by non-controlling shareholders (as such term is defined under the Companies Law) who voted against the Merger Agreement does not exceed 2% of the aggregate voting power in the Company.  In addition to the receipt of such shareholder approval, the closing of the Merger is subject to several customary conditions, including (i) the receipt of antitrust clearance in the United States, Israel, Austria and Germany, (ii) the passage of the statutory waiting periods following the filing of the Merger Proposal with the Registrar of Companies of the State of Israel and the approval of the Merger by the Company’s shareholders, (iii) the absence of any law or order prohibiting the consummation of the Merger, (iv) the accuracy of the representations and warranties of each party in the Merger Agreement (most of the Company’s representations and warranties are subject to an overall material adverse effect qualification), (v)  compliance in all material respects by each party with its covenants under the Merger Agreement, and (vi) the absence of a material adverse effect of the Company (as such term is defined in the Merger Agreement) from the date of the Merger Agreement. The Merger is not subject to any financing condition.

The Company has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless agreed to in writing by Parent, in each case subject to certain exceptions.  The Merger Agreement prohibits the Company and its representatives from soliciting alternative acquisition proposals, entering into discussions or negotiations of or any agreement concerning, or providing confidential information in connection with, any alternative acquisition proposal.  Subject to certain exceptions, the Company has agreed not to withhold, withdraw or modify in a manner adverse to Parent the recommendation of the Company Board that the Company’s shareholders approve the Merger Agreement.

The Merger Agreement contains certain termination rights for both the Company and Parent, including the right of the Company to terminate the Merger Agreement in order to accept a superior proposal.  In certain circumstances, the Company will be required to pay Parent a $36,000,000 termination fee in connection with the termination of the Merger Agreement, and such circumstances include, among others, the termination of the Merger Agreement by the Company in order to accept a superior proposal, the termination of the Merger Agreement by Parent following a change of recommendation by the Company Board, or the termination of the Merger Agreement by Parent as a result of a material breach of the Company’s non-solicitation obligations by its senior representatives.

In connection with the execution of the Merger Agreement, Covidien International Finance S.A., a wholly-owned subsidiary of Covidien plc and an indirect parent company of Parent and Merger Sub, has executed a guaranty pursuant to which it has agreed to guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement.

The Company expects to convene the Company Shareholders Meeting in the coming days.  In the coming weeks, the Company will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, the procedure for voting in person or by proxy at such meeting and various other details related to the meeting.  If the Merger is approved at such meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective.

Copies of the Merger Agreement and the Guaranty are attached hereto as Exhibit 99.1 and Exhibit 99.2 respectively and are hereby incorporated into this report by reference.  The foregoing descriptions of the Merger Agreement and the Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Company’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

Voting Agreement

In connection with the execution of the Merger Agreement, Discount Investment Corporation Ltd., who currently owns approximately 14.7% of the outstanding Company Shares, has entered into a voting agreement with Parent pursuant to which it has agreed, subject to the terms and conditions thereof, to vote in favor of the Merger, and to not sell or otherwise transfer its shares unless the transferee executes a voting agreement on the same terms and conditions.

A copy of the voting agreement is attached as Exhibit 99.3 hereto and is hereby incorporated into this report by reference. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

In addition, the Company has been informed that the boards of directors of DIC, Elron Electronic Industries Ltd. and RDC Rafael Development Corporation Ltd., owners of approximately 44% of the outstanding Company Shares, have approved voting in favor of the transaction.

Press Release

On December 8, 2013, the Company and Covidien plc issued a joint press release announcing the execution of the Merger Agreement.  A copy of the joint press release is attached as Exhibit 99.4 hereto and is hereby incorporated into this report by reference.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction with Covidien and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about the Company’s business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) the Company may be unable to obtain shareholder approval for the proposed transaction; (2) the Company may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed transaction; (3) the proposed transaction may involve unexpected costs, liabilities or delays; (4) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (5) the outcome of any legal proceedings related to the proposed transaction; (6) the Company may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (8) the ability to recognize benefits of the proposed transaction; (9) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction;(10) impact of the transaction on relationships with customers, distributors and suppliers and (11) other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all.

Factors that may affect the future events, results, performance, circumstances or achievements of the Company also include, but are not limited to, the following:  (1) the Company’s ability to develop and bring to market new products, (2) the Company’s ability to successfully complete any necessary or required clinical studies with its products, (3) the Company’s ability to receive regulatory clearance or approval to market its products or changes in regulatory environment, (4) the Company’s success in implementing its sales, marketing and manufacturing plans, (5) the level of adoption of the Company’s products by medical practitioners, (6) the emergence of other products that may make the Company’s products obsolete, (7) lack of an appropriate bowel preparation materials to be used with the Company’s PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) the Company’s ability to obtain reimbursement for its product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) the Company’s ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to the Company’s products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require the Company to recall products and impact its sales and net income, and (19) other risks and factors disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating Results and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, the Company intends to mail a proxy statement to its shareholders and furnish a copy of the proxy statement with the SEC on Form 6-K. Shareholders of the Company are urged to read the proxy statement and the other relevant material when they become available because they will contain important information about the Company, Covidien, the proposed transaction and related matters. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION. The proxy statement (when available) may be obtained for free at the SEC’s website at www.sec.gov. In addition, the proxy statement will be available, without charge, at the Company’s website at www.givenimaging.com.

This report is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company. The Company, its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction. Information about those executive officers and directors of the Company and their ownership of Company Shares is set forth in the Company’s proxy statement for its special meeting of shareholders scheduled for December 31, 2013, which was furnished to the SEC on Form 6-K on November 29, 2013. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement that the Company intends to furnish to the SEC on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 9, 2013

GIVEN IMAGING LTD.

By:	/s/ Ido Warshavski
Name: Ido Warshavski
Title: SVP, General Counsel & Corporate Secretary

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of December 8, 2013, by and among Covidien Group S.a.r.l., Rioja Israel (2013) Ltd. and Given Imaging Ltd.

99.2	Guaranty, dated as of December 8, 2013, by and between Covidien International Finance S.A. and Given Imaging Ltd.

99.3	Voting Agreement, dated as of December 8, 2013, by and between Covidien Group S.a.r.l. and Discount Investment Corporation Ltd.

99.4	Joint Press Release, issued December 8, 2013.